UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             AEROBIC CREATIONS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                          (Title of Class of Securities)


                                    00772P100
                                 (CUSIP Number)

                                 Arnold P. Kling
                          712 Fifth Avenue, 11th Floor
                            New York, New York 10019
                                Tel: 212 755 8777
                                Fax: 212 713 1818
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                   (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2006
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000772P100
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     1. Names of Reporting Persons. I.R.S. Identification Nos. of
        above persons (entities only).

        Arnold P. Kling

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     2. Check the Appropriate Box if a Member of a Group (See
        Instructions)
        (a)  ................................................................
        (b)  .......X........................................................

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     3. SEC Use Only  .......................................................

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     4. Source of Funds (See Instructions) (See item 3)......PF..............

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) ..................................................

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     6. Citizenship or Place of Organization
        .......New York......................................................

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Number of         7. Sole Voting Power
Shares            ...............................1,900,000....................
Beneficially
Owned by     ------------------------------------------------------------------
Each              8. Shared Voting Power  ....................................
Reporting
Person With
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                  9. Sole Dispositive Power.......................1,900,000...

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                  10. Shared Dispositive Power ...............................

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     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         .... 1,900,000.......
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ...........
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     13. Percent of Class Represented by Amount in Row (11)
         ..............19.00%.............................
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     14. Type of Reporting Person (See Instructions)
         .......IN.............................................................
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

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Aerobic Creations, Inc., whose principal executive offices are located at 47 School Avenue, Chatham, New Jersey 07928 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the reporting person is Arnold P. Kling (the "Reporting Person").

     (b) The business address of the reporting person is 712 Fifth Avenue, 11th Floor, New York, New York 10019.

     (c) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person acquired the securities using his personal funds to fund the purchase.

ITEM 4.  PURPOSE OF TRANSACTION.

      Whereas the Issuer is a public shell company, the acquisition was made by the Reporting Person to acquire an equity interest in the Issuer in contemplation of acquiring, in the future by merger, a company with a viable operating business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person is deemed to beneficially own all 1,900,000 shares, representing 19.00% of the outstanding shares of Common Stock. This percentage is based upon the Issuer's Information Statement filed on June 15, 2006 with the SEC pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended.

     (b) The Reporting Person has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 1,900,000 shares owned by it.

     (c) A complete description of the transaction pursuant to which the Reporting Person acquired beneficial ownership of the Common Stock is provided in the current report on Form 8-K filed by the Issuer on June 16, 2006 and is incorporated herein by reference.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by the Reporting Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A copy of the Securities Purchase Agreement, as amended, has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on June 16, 2006, as amended, and is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        June 19, 2006


                                                        /s/ Arnold P. Kling
                                                        ------------------------
                                                        Arnold P. Kling